EXHIBIT 12

THE BANK OF NEW YORK COMPANY, INC.

Ratios of Earnings to Fixed Charges

(Dollars in millions)

For The Years Ended December 31	2006	2005	2004	2003	2002

EARNINGS
Income from Continuing Operations Before Income Taxes	$2,170	$1,978	$1,840	$1,430	$1,033
Fixed Charges, Excluding Interest on Deposits	867	550	314	255	331

Income from Continuing Operations Before Income Taxes and Fixed Charges, Excluding Interest on Deposits	3,037	2,528	2,154	1,685	1,364
Interest on Deposits	1,434	839	470	423	526

Income from Continuing Operations Before Income Taxes and Fixed Charges, Including Interest on Deposits	$4,471	$3,367	$2,624	$2,108	$1,890

FIXED CHARGES
Interest Expense, Excluding Interest on Deposits	$807	$490	$260	$214	$298
One-Third Net Rental Expense (1)	60	60	54	41	33

Total Fixed Charges, Excluding Interest on Deposits	867	550	314	255	331
Interest on Deposits	1,434	839	470	423	526

Total Fixed Charges, Including Interest on Deposits	$2,301	$1,389	$784	$678	$857

EARNINGS TO FIXED CHARGES RATIOS
Excluding Interest on Deposits	3.50	4.60	6.86	6.61	4.12
Including Interest on Deposits	1.94	2.42	3.35	3.11	2.21

(1)	The proportion deemed representative of the interest factor.